

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2024

Michael McGarrity
Chief Executive Officer
MDxHealth, Inc.
CAP Business Center
Zone Industrielle des Hauts-Sarts
4040 Herstal, Belgium

   Re: MDxHealth, Inc.
     Registration Statement on Form F-3
     Filed June 28, 2024
     File No. 333-280606

Dear Michael McGarrity:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Benjamin Richie at 202-551-7857 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and
          Services

cc: Mark R. Busch